FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month December 2004

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2 (b): 82 -                         .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release dated December 2, 2004 regarding VSNL and NTT Com extend partnership to launch second IP-VPN Service in India.
2.	Press Release dated December 3, 2004 regarding notice from New Skies Satellites towards initial distribution of the sale proceeds to New Skies Shareholders.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Amitabh A Khanna
Name:	Amitabh A Khanna
Title :	Chief Financial Officer

Date: December 03, 2004

EXHIBIT 1

Rishabh Nath Aditya

Assistant Company Secretary

HQ/CS/CL.24B/11143

2 December 2004

Sir,

    Sub :        Press Release

Please find sent herewith a Press Release captioned “VSNL and NTT Com Extend Partnership to Launch their Second IP-VPN Service in India” which is being issued today.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Asst. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 2722061, 2721072.

2)	Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, Fax No.(33)2202514/2283724.

3)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 6598237/38.

4)	National Securities Depository Ltd. Fax Nos. : 497 29 93.

5)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.204 49 42.

6)	Sharepro Services. Fax No. 2837 5646

7)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071/72/ Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

8)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

9)	Mr. Harish Abhichandani,, DGM (F) for SEC filing requirements, Fax 1105

PRESS RELEASE

VSNL and NTT Com Extend Partnership to Launch their Second IP-VPN Service in India

Mumbai, December 2, 2004: Videsh Sanchar Nigam Limited (VSNL) and NTT Communications Corporation (NTT Com) today announced that they agreed to expand NTT Com’s MPLS*-based Arcstar Global IP-VPN service in India with its second Point of Presence (POP) in Bangalore by the end of January, 2005.

Following the launch of the service at Mumbai in May 2004, there was an increased demand of MPLS-based IP-VPN services from the enterprise customers of VSNL and NTT Communications at Bangalore which led to the decision of setting up a POP to serve the huge potential of IT and ITeS customers located in Bangalore and adjoining regions.

“Enriching and enhancing the suite of our services benefiting our customers is a constant endeavor at VSNL,” said Mr. Sandeep Mathur, President – Tata Indicom Enterprise Business Unit. “The partnership between VSNL and NTT Com positions us ideally to offer excellent routing options to our Enterprise Customers. Together we aim to provide our customers with cost effective and secured connectivity at the highest service levels,” he added.

“We felt strong demands in Bangalore from our MNC (Multinational Corporations) customers,” said Kimio Tamura, vice-president of NTT Com’s Global Services Business Division. “The alliance between VSNL, India’s largest international carrier, and NTT Com, recently awarded Best Global Carrier at WCA 2004, are the best matching to provide the world class service in India” he explained.

VSNL and NTT Com will jointly leverage their strengths to promote the sales activity of the service in and outside India. The two companies plan to host seminars for enterprise customers in New Delhi and Bangalore on December 6th and 9th, 2004.

*	MPLS: Technology that sets protocols and other standards for high-speed label switching in large networks; enables construction of IP-VPNs that use labels, not IP addresses, to determine destinations.

About VSNL

Videsh Sanchar Nigam Limited, first telecom service provider in the world to get the prestigious TL 9000 certification, is India’s leading provider of International Telecommunications and Internet Services. As the country’s leader in International Long Distance services and with a strong pan-India National Long Distance presence, VSNL is the leader in the Corporate Data Market in the country today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services.

With established relations with over 80 carriers across the globe, VSNL today has a strong infrastructure base that covers multiple gateways, earth stations and submarine cable systems.

VSNL, a member of the world known Tata Group of Companies is now rapidly growing its retail & corporate presence under the Tata Indicom brand name through its products like high speed broadband, dial-up Internet, net telephony and calling cards, and has an internet subscriber base of over 8,00,000 subscribers. The Company also proposes to consolidate its presence in the Internet space by increasing its impetus on the Retail Broadband business. VSNL also offers a host of other valued added services that include Television / Video uplinking, Program transmission services, Frame relay services and Inmarsat services. The company has recently launched Bandwidth-on-Demand for its ILL customers which aims at meeting the short term urgent additional bandwidth requirements to almost double the capacity within a 48 hour timeframe, thereby enabling them to undertake and execute unforeseen new project opportunities within record time.

About NTT Communications

Corporation (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 140 countries. NTT Com operates 27 subsidiaries in the Asia-Pacific region, Europe and North America. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “Best Global Carrier 2004.” For more information, please visit www.ntt.com

For more information, please contact:

Mrinal Sapre/ Vibhuti Agrawal

Vaishnavi Corporate Communications

#5655687

EXHIBIT 2

Rishabh Nath Aditya
Assistant Company Secretary

HQ/CS/CL.24B/11147

3 December 2004

Sir,

    Sub :        Notice from New Skies Satellite N. V (NSS)

Please find sent herewith Notice of Initial Distribution of the sale proceeds to the shareholders of New Skies received by VSNL on 2 December 2004. In accordance with the Notice, VSNL has received an amount of US$26 million (approx) as first installment of the proceeds from sale of its shares in New Skies representing approximately 95% of the net proceeds from the sale. The remaining proceeds from the sale are expected to be received after expiry of two months as per the applicable US laws. VSNL held 3,442,150 shares in NSS.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Asst. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072.

2)	Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, Fax No. (33) 22202514/2210 4486.

3)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22)26598237/38.

4)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

5)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 4942.

6)	Sharepro Services. Fax No. 2837 5646

7)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

8)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

9)	Mr. Harish Abhichandani,, DGM (F) for SEC filing requirements, Fax 1105

Notice of the initial distribution of the sale

proceeds to New Skies shareholders

THE HAGUE, Netherlands, November 16, 2004 – New Skies Satellites N.V. in liquidation (“New Skies” or the “company”) today announced that the company’s liquidator has resolved to make a provisional liquidation distribution (“uitkering bij voorbaat”) to New Skies’ shareholders of US$7.55 per ordinary share, representing approximately 95 percent of the net proceeds of the sale.

Holders of ordinary shares traded on Euronext Amsterdam and American Depository Shares (ADSs) traded on the New York Stock Exchange are entitled to a distribution on the shares that were registered in their name on November 2, 2004, as of the close of business. Holders of ordinary shares traded on Euronext Amsterdam will receive an amount per share of EUR 5.8245 through the affiliated institutions with Euroclear Nederland on November 17, 2004. Holders of ADSs traded on the New York Stock Exchange will receive an amount per share of US$ 7.55 on November 17, 2004. Distributions with respect to ADSs shall be made by The Bank of New York.

Holders of registered shares that were registered as such in New Skies’ share register on November 2, 2004, are entitled to an amount per share of US$7.55. Distributions with respect to registered shares will be made directly by New Skies.

Final distribution

Following this initial distribution, holders of ordinary bearer and registered shares and ADSs are entitled to a final distribution on the ordinary shares and ADSs, respectively, that were registered in their name as of the close of business on November 2, 2004.

This final distribution will constitute the remaining sale proceeds and will be made following the expiration of the statutory two-month opposition period in connection with the company’s liquidation and provided that any potential opposition has been taken into account and subject to final verification by the liquidator immediately prior to payment.

Further information of the final distribution to shareholders will be provided when the relevant dates have been determined.

Trade suspension and de-listing

Trading in the company’s ordinary shares on Euronext Amsterdam and the ADSs on the New York Stock Exchange is suspended and will continue to be suspended until the effective date of de-listing from both exchanges, which is expected to be shortly after the expiration of the statutory two-month opposition period and consequent payment of the final distribution.

About New Skies Satellites N.V. in liquidation

On June 5, 2004, New Skies Satellites N.V. signed a definitive agreement for the sale of substantially all of its assets and liabilities to New Skies Satellites B.V., an affiliate of The Blackstone Group, a leading private investment firm, for $956 million in cash, equivalent to approximately $7.96 per fully diluted share. New Skies Satellites N.V. in liquidation began formal liquidation proceedings in the Netherlands following the closing of the transaction on November 2, 2004. Its former business and operations are now being operated by the acquiring company, New Skies Satellites B.V.

For enquiries, please contact:

Jeff Bothwell
Corporate Communications, New Skies Satellites	+31 70 306 4239
Jbothwell@newskies.com	+31 6 1131 0183

Boris Djordjevic
Investor Relations, New Skies Satellites	+31 70 306 4183
bdjordjevic@newskies.com